KETER1 ACQUISITION CORPORATION

2093 Philadelphia Pike #1866

Claymont, DE 19703

VIA EDGAR

September 13, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Keter1 Acquisition Corporation Request to Withdraw Registration Statement on Form S-1 File No. 333-254424

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Keter1 Acquisition Corporation (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-254424) initially filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2021, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact David Goldschmidt, Esq. or Jenna Godfrey, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at Telephone: (212) 735-3000 if you have any questions regarding this request for withdrawal.

Very truly yours,

By:	/s/ Omer Cygler
Omer Cygler
President and Chief Financial Officer

cc:	Reuven B. Young, Esq. Davis Polk & Wardwell London LLP Derek Dostal, Esq. Davis Polk & Wardwell LLP